EXHIBIT 21

List of Subsidiaries of United Security Bancshares, Inc.

Name	Where Organized
First United Security Bank	Alabama

Acceptance Loan Company, Inc.	Alabama

First Security Courier Corporation	Alabama

FUSB Reinsurance, Inc.	Arizona